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                            October 27, 2023

       Pete O   Heeron
       Chief Executive Officer
       FibroBiologics Inc.
       455 E. Medical Center Blvd.
       Suite 300
       Houston, TX 77598

                                                        Re: FibroBiologics Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted October
13, 2023
                                                            CIK No. 0001958777

       Dear Pete O   Heeron:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted October 13, 2023

       Cover Page

   1. We note your revised disclosure that upon the Direct Listing you will have 2,500 shares of
                                                        Series C Preferred
Stock with super-voting rights. Please advise whether you will be a controlled company
under the Nasdaq rules. If so, please include appropriate disclosure on the prospectus cover
page, in the Prospectus Summary, provide risk factor disclosure of this status and
disclose the corporate governance exemptions available to a controlled company. To the extent
you will be a controlled company, the cover page and Prospectus
                                                        Summary disclosure
should include the identity of your controlling stockholder, the amount of voting power
the controlling stockholder will own following the completion of the offering and
whether you intend to rely on any exemptions from the corporate governance requirements
that are available to controlled companies.
 Pete O   Heeron
FibroBiologics Inc.
October 27, 2023
Page 2
Sale Price History of Our Capital Stock, page 121

2. Please revise your disclosure on page 121 to further clarify what is meant by a "loyalty, early-bird timing, amount based, and/or StartEngine owners bonus requirements" and tell us whether any of the bonus shares were issued for purposes of meeting the Nasdaq listing requirements and standards for the Direct Listing.
General

3. Please tell us the specific NASDAQ listing requirements and standards that you intend to rely on in order to list your shares on the Nasdaq Global Market and how you intend to meet those requirements and standards.
       Please contact Tracie Mariner at 202-551-3744 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                          Sincerely,
FirstName LastNamePete O   Heeron
                                                          Division of
Corporation Finance
Comapany NameFibroBiologics Inc.
                                                          Office of Life
Sciences
October 27, 2023 Page 2
cc:       Kelvin Kesse, Esq.
FirstName LastName